Mail Stop 4561

December 27, 2006

VIA USMAIL and FAX (617) 236-3311

Mr. Douglas T. Linde
Chief Financial Officer
Boston Properties, Inc.
111 Huntington Avenue, Suite 300
Boston, Massachusetts 02199

      Re: Boston Properties, Inc.
              Form 10-K for the year ended 12/31/2005
              Filed on 3/16/2006
              File No. 001-13087

Dear Mr. Douglas T. Linde:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 7.   Management's Discussion and Analysis of Financial Condition and Results Of Operations

Liquidity and Capital Resources, page 60

1.   Please discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows.   If the cash flows from operating activities were insufficient to pay the distribution for any period, tell us the dollar amount of the deficiency and the alternative source of cash used to fund the distribution.   Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings, and etc.   Additionally, tell us what consideration you have given to discussing this information in your MD&A.

Funds from Operations, pages 67 – 70

2.   Please tell us how you considered the guidance in Item 10(e) of Regulation S-K when adjusting funds from operations to add back losses from early extinguishments of debt associated with the sales of real estate.   Demonstrate the usefulness in adjusting for this recurring item.   Refer to Question 8 and 9 of the Frequently Asked Questions Regarding the use of Non-GAAP Measures issued by the Commission.

Note 10 - Minority Interest, page 108

3.   Please explain to us how your disclosures relative to the minority interest comply with the disclosure requirements in paragraphs 26 and 27 of Statement 150 and FSP FAS 150-3 including, but not limited to, disclosing the amount of consideration that would be paid to the holders of the non-controlling interests as if the termination of the operating partnership occurred on the balance sheet date.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant